March 30, 2017

VIA EDGAR

Samantha Brutlag

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Brutlag:

On February 1, 2017, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the Day Hagan Hedged Strategy Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on March 15, 2017, you provided comments to the Registration Statement. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Comment 1. Please explain supplementally why there is a footnote stating that other expenses are estimated.

Response. The Fund is a new fund, so the footnote is required by Form N-1A.

Comment 2. Please confirm supplementally that the example only includes the effect of the waiver through its expiration.

Response. The Registrant so confirms.

Comment 3. If the new share class has higher fees than the share class shown for performance, please add disclosure saying that the performance of the new class would be lower than that of the class shown.

Response. The Registrant has revised the disclosure as requested.

Comment 4. With respect to “Prior Performance of the Separately Managed Accounts of the Sub-Advisor to the Hedged Strategy Fund”, please confirm supplementally whether the performance for the separately managed accounts stopped in 2014. If the performance did not stop, please include it and add a table for 1 year, 3 year, and since inception returns.

Response. The sub-adviser has confirmed to the Registrant that the performance of the separately managed accounts stopped in 2014 as all the accounts were moved into the Predecessor Fund.

Comment 5. With respect to the appendix A to the prospectus, will any additional intermediary specific sales charge waiver language be added? When will the placeholder language at the bottom be removed and/or when will the information noted be added.

Response. There is no additional intermediary specific sales charge waivers to be added at this time, and the placeholder will be removed in the 485(b) filing for this Fund. If any additional intermediaries seek to have their waivers added to the appendix, the Registrant will revise the appendix in a 497 or 485(b) filing as appropriate.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins